

Mail Stop 4631

December 1, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Deborah F. Ricci
Chief Financial Officer and Treasurer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, VA 22182

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 001-11376**

Dear Ms. Ricci:

We have reviewed your response letter dated November 23, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 21</u>

1. We note your response to comment seven from our letter dated November 13, 2009. You disclose that approximately 90% of your 2008 revenue required performance bonds and advance payment guarantees and it appears this is a trend that is likely to continue. In light of your disclosures that you lack sufficient financing to issue performance bonds and advance payment guarantees for a period of 12 months from your most recent interim financial statements and that your possible inability to sign

new customer contracts would significantly impact future revenues, please show us how you will revise your future filings to provide a clear picture of your ability to generate cash to meet existing and known or reasonably likely future cash requirements. Please refer to Section IV of SEC Release Number 33-8350.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.
.

Sincerely,

Rufus Decker
Accounting Branch Chief